BRIDGE CAPITAL HOLDINGS


BRIDGE BANK



7th Annual Shareholders Meeting

June 7, 2007

Daniel P. Myers
President
Chief Executive Officer

Allan C. Kramer, M.D.
Chairman

BRIDGE CAPITAL HOLDINGS
NASDAQ: BBNK
BRIDGECAPITALHOLDINGS.COM

Forward Looking Statements

Certain matters discussed herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements. These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities. The reader should refer to the more complete discussion of such risks in Bridge Capital Holdings reports on Forms 10-K and 10-Q on file with the SEC.

BRIDGE
CAPITAL
HOLDINGS


BRIDGE BANK





CHAIRMAN'S PRESENTATION

Allan C. Kramer, M.D.
Chairman

BRIDGE CAPITAL HOLDINGS
NASDAQ: BBNK
BRIDGECAPITALHOLDINGS.COM

Board of Directors



Allan C. Kramer, M.D.
Chairman
Investment Advisor



Daniel P. Myers
President & CEO
Bridge Bank, N.A.
Bridge Capital Holdings



Richard M. Brenner
Founder & CEO
The Brenner Group, Inc.



Owen Brown
CEO
Owen Brown Enterprises, Ltd.



David V. Campbell
Principal
Costella Kirsch, Inc.



Robert P. Gionfriddo
Executive Vice President
President, Specialty Markets
Bridge Bank



Robert P. Latta
Partner
Wilson Sonsini Goodrich & Rosati



Thomas Quigg
Investor



Barry A. Turkus
Principal
B.T. Commercial

Executive Management



Daniel P. Myers
President & CEO



Timothy W. Boothe
Executive Vice President
Chief Operating Officer



Thomas A. Sa
Executive Vice President
Chief Financial Officer
Chief Administrative Officer



Robert P. Gionfriddo
Executive Vice President
President, Specialty Markets



Kenneth B. Silveira
Executive Vice President
Chief Technology Officer

Balance Sheet Growth

TOTAL ASSETS



($ Millions)
$800.0
$600.0
$400.0
$200.0
$0.0
$279
$402
$537
$722
$731
12/31/03
12/31/04
12/31/05
12/31/06
3/31/07

- **Purely Organic Growth**
- **Consistent Leverage**
- **Strong Asset Quality**

Profitability: Net Income & EPS

($ Thousands, except per diluted share amounts)


$10,000
$7,500
$5,000
$2,500
$0
$1,505
$0.24
$3,037
$0.46
$5,725
$0.85
$8,634
$1.27
$2,444
$0.35
2003
2004
2005
2006
1Q07
EPS

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

BRIDGE CAPITAL HOLDINGS

Increasing Returns: ROE



25%
20%
15%
10%
5%
0%
5.56%
9.87%
15.90%
19.34%
19.52%
2003
2004
2005
2006
1Q07

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

BBNK (NASDAQ-Global Market)



6 Year
05/31/07
$24.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
Q3 Q4 02 Q2 Q3 Q4 03 Q2 Q3 Q4 04 Q2 Q3 Q4 05 Q2 Q3 Q4 06 Q2 Q3 Q4 07 Q2

	1 Yr	3Yr	5 Yr	6 Yr INITIAL OFFERING
IRR	14.5%	22.5%	24.6%	28.5%
Straight/yr	14.5%	28.0%	40.1%	58.5%

*Returns Based on average May '07 NASDAQ BBNK close price of $22.57 and NASDAQ close prices at May 31, 2006, 2004, 2002, and June 5, 2001

BRIDGE
CAPITAL
HOLDINGS


BRIDGE BANK





SHAREHOLDER BRIEFING

Daniel P. Myers
President
Chief Executive Officer

BRIDGE CAPITAL HOLDINGS
NASDAQ: BBNK
BRIDGECAPITALHOLDINGS.COM

BRIDGE CAPITAL HOLDINGS

Bridge Bank

- Established 2001
- National Charter (OCC)
- Offices:
  - Two Regional Offices
  - Eight Business Offices
- 150 Employees
- Five Primary Lines of Business:
  1. Commercial and Industrial Banking
     - International
  2. SBA and Commercial Mortgage Banking
  3. Technology Banking
     - Capital Finance
  4. Specialty Markets
  5. Construction Lending

BRIDGE CAPITAL HOLDINGS

Our Model

EXPERTISE + OPPORTUNITY + EXECUTION

EXPERTISE

- Experienced board & execs
- Fundamental business banking focus
- Ability to recruit top-tier bankers

+

OPPORTUNITY

- Attractive SV/SCC demographics
- Compelling bank market opportunity

+

EXECUTION

- Strategic vendor alliances
- Scalable systems & business lines
- Disciplined bankers
- Technology banking expertise

= RESULTS

Superior net interest margin . . . Solid revenue and earnings growth . . . Peer level efficiency . . . Excellent asset quality . . . Strong ROA & ROE.

BRIDGE CAPITAL HOLDINGS

Our Vision

BRIDGE BANK

A business banking franchise

that is the

Professional Business Bank of Choice

for small and middle-market businesses and emerging technology companies in Silicon Valley, California, and the Nation

BRIDGE CAPITAL HOLDINGS

Unique Value Proposition

Highly **EXPERIENCED** credentialed and disciplined **BANKERS**

Competitive **PRODUCTS** and **SERVICES** through channel partner relationships

SIMPLIFIED customer experience

SOPHISTICATED business banking

Outsourced **BANKING TECHNOLOGY** comparable to large national mega banks

Senior Officers



Mike Bondy
Executive Vice President
Senior Credit Officer



Lori Edwards
Executive Vice President
Senior Loan Officer



Ralph W. Barnett
Executive Vice President
SBA and Commercial Mortgage
Division Manager



Michael J. Field
Executive Vice President
Technology Banking
Division Manager



Jeannie Kao
Executive Vice President
International Banking
Group Manager



Emily Ruvalcaba
Executive Vice President
Corporate Banking
Division Manager

BRIDGE CAPITAL HOLDINGS

Market Dynamics

Core Region

- Silicon Valley represents 33%+ of U.S. venture capital investment* ($9.1 b in 2006)
- Healthiest Silicon Valley economic since Bridge Bank formation
- Business line diversity mitigates economic risk
  - Low concentration in real estate
- Ample growth opportunity in headquarters region minimizes expansion risk

*SOURCE: National Venture Capital Association/PricewaterhouseCoopers Money Tree Survey

Opportunistic Growth

Expansion Beyond Northern California

- Ability to leverage core competencies successfully and export unique banking model to complimentary markets:
  - C & I : East Bay and Sacramento
  - Technology : Irvine, Dallas, TX, Reston, VA
- All organic growth and expansion to date

BRIDGE CAPITAL HOLDINGS

Geographic Markets

REGIONAL OFFICES

- San Jose (Main)
- Palo Alto

BUSINESS OFFICES

- Sacramento (C&I, SBA)
- San Diego (SBA)
- East Bay (C&I)
- Los Angeles (SBA)
- Redwood City (const)
- Dallas, TX (tech)
- Reston, VA (tech)
- Orange County (tech)


California


United States

FINANCIAL RESULTS

Balance Sheet Growth



TOTAL ASSETS
($ Millions)
$800.0
$600.0
$400.0
$200.0
$0.0
$279
$402
$537
$722
$731
12/31/03
12/31/04
12/31/05
12/31/06
3/31/07

- Purely Organic Growth
- Consistent Leverage
- Strong Asset Quality

Focus on Core Funding Sources

DEPOSIT MIX as of 3/31/07


31%
10%
Non-Interest
Bearing Demand
TCD>$100K
4%
1%
TCD<$100K
Savings
1%
Interest
Bearing
Demand
Money Market
54%

Diversification of Lending Activity

LOAN MIX as of 3/31/07



12%
Tech
26%
C & I
9%
BCFG
11%
SBA
Construction
1%
Other
CRE
Land
19%
14%
8%

3rd Highest % of C&I Loans

Top 20 Community Banks in C&I Asset Concentration



Bank portfolios with over 40% of total loans in C&I on Dec. 31, 2006
0% 10% 20% 30% 40% 50% 60% 70% 80% 90%
Rank
10
20
Tennessee Commerce Bank
Park Bank
Western National Bank
Bridge Bank
Excel Bank
ServisFirst Bank
National Bank of California
Nicolet National Bank
Bank portfolios with over 40% of total loans in C&I on March 31
Custodial Trust Co.
Excel Bank Minnesota
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Rank
10
20
30
Tennessee Commerce Bank
Park Bank
Western National Bank
Bridge Bank
Legacy Bank
SouthCoast Community Bank

 # 3 in December 2006

 # 6 in March 2006

SOURCE: American Banker magazine, American Bankers Association, Sept 2006 and March 2007 issues; US banks $500M - $1b Total Assets

Asset Quality

NET CHARGE-OFF (RECOVERY) / AVERAGE LOANS



0.25%
0.15%
0.05%
-0.05%
0.08%
0.06%
0.00%
0.00%
-0.05%
2003
2004
2005
2006
Q1 2007
BRIDGE BANK
AVG ALL US COMMERCIAL BANKS*

*SOURCE: FFIEC/FDIC Uniform Bank Performance Report; BBNK 10K

Favorable Comparables



NET INTEREST MARGIN
8%
7%
6%
5%
4%
3%
2%
6.96%
National Peer Average 3.94%
= Average FY 2006/Q1 2007 ROAA of US Public Banks $500M-$1B TA; SNL
2003
2004
2005
2006
Q1 2007
BBNK
Bank of America
Wells Fargo
Comerica
Silicon Valley Bank
Greater Bay Bancorp
UnionBanCal
Hertitage

Revenue Growth

($ Thousands)



$50,000
$40,000
$30,000
$20,000
$10,000
$0
$2,664
$9,898
$3,855
$16,561
$4,197
$27,503
$3,837
$38,691
$1,294
$10,952
2003
2004
2005
2006
1Q07
Net interest income
Non-interest income

Diversified Revenue Sources

FISCAL YEAR 2006


11%
Tech
17%
BCFG
43%
C & I
SBA
12%
Construction
17%

Favorable Comparables


EFFICIENCY RATIO
110%
100%
90%
80%
70%
60%
50%
40%
National Peer Average 67.94%
64.14%
= Average FY 2006/Q1 2007 ROAA of US Public Banks $500M-$1B TA; SNL
2003
2004
2005
2006
Q1 2007
BBNK
Bank of America
Wells Fargo
Comerica
Silicon Valley Bank
Greater Bay Bancorp
UnionBankCal
Heritage

Increasing Returns: ROA


1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.68%
0.89%
1.23%
1.42%
1.44%
Nat'l
Avg
Nat'l
Avg
2003
2004
2005
2006
1Q07

= Average FY 2006/Q1 2007 ROAA of US Public Banks $500M-$1B TA; SNL   Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

Profitability: Net Income & EPS

($ Thousands, except per diluted share amounts)



$10,000
$7,500
$5,000
$2,500
$0
$1,505
$0.24
$3,037
$0.46
$5,725
$0.85
$8,634
$1.27
$2,444
$0.35
2003
2004
2005
2006
1Q07
EPS

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

Increasing Returns: ROE


25%
20%
15%
10%
5%
0%
5.56%
9.87%
15.90%
19.34%
19.52%
Nat'l
Avg
Nat'l
Avg
2003
2004
2005
2006
1Q07

= Average FY 2006/Q1 2007 ROAA of US Public Banks $500M-$1B TA; SNL Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

BRIDGE CAPITAL HOLDINGS

Bridge Bank Strength

- National Bank Charter (OCC)
- FDIC Insured
- Member FRB
- NASDAQ Listed (Global Market : BBNK)
- $145M Market Cap
- $68M Capital Base (Bank)
- Ratings
  - BauerFinancial - 5 Star (4 Yrs)
  - IDC – 282 (Bank; out of maximum 300)
  - Veribanc 3 Star
  - Findley - Super Premier Performer (3 Yrs)
- Certifications
  - Nationwide SBA Preferred Lender
  - US Ex-Im Bank 'High Plus' Delegated Authority Lender
  - Authorized BK depository for regions 15, 16, and 7

IDC Financial Publishing, Inc.
The standard in rating financial institutions

SUPER
PREMIER
PERFORMING

EQUITY PERFORMANCE

Bridge Capital Holdings

FINANCIAL AND TRADING SNAPSHOT

Market	NASDAQ (Global Market)
Symbol	BBNK
Recent Price History	5-31-07 52 Wk: High Low $22.73 $22.98 $19.00
Shares Outstanding	6,415,000
Market Capitalization	$145.8 million
P/E Ratio (@ 5-31-07 close price)	Trailing : 17.09 Q1 '07 : 16.24
Assets @ 3-31-07	$731.1 million
Q1 '07 Net Interest Margin	6.96%
Q1 '07 ROA	1.44%
Q1 '07 ROE	19.52%
Analyst Coverage	D.A. Davidson & Co.

BRIDGE CAPITAL HOLDINGS

Comparative BBNK Performance



Total Return Performance
Bridge Capital Holdings
NASDAQ Composite
SNL Western Bank Index
Index Value
250
225
200
175
150
125
100
75
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

SOURCE: 2006 Bridge Capital Holdings 10K/Annual Report and SNL

BBNK (NASDAQ-Global Market)



6 Year
05/31/07
$24.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
Q3 Q4 02 Q2 Q3 Q4 03 Q2 Q3 Q4 04 Q2 Q3 Q4 05 Q2 Q3 Q4 06 Q2 Q3 Q4 07 Q2

	1 Yr	3Yr	5 Yr	6 Yr INITIAL OFFERING
IRR	14.5%	22.5%	24.6%	28.5%
Straight	14.5%	28.0%	40.1%	58.5%

*Returns Based on average May '07 NASDAQ BBNK close price of $22.57 and NASDAQ close prices at May 31, 2006, 2004, 2002, and June 5, 2001

Comparative BBNK Performance



6 Year
05/31/07
520
500
480
460
440
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
Jul Oct 02 Apr Jul Oct 03 Apr Jul Oct 04 Apr Jul Oct 05 Apr Jul Oct 06 Apr Jul Oct 07 Apr
EDGAR Online
BBNK HTBK GBBK SIVB

Source: nasdaq.com

BBNK Trading Volume /



Shares Traded Annually
OTC Listed
NASDAQ Capital Market Listed
Selected Russell MicroCap Index
NASDAQ Global Market Listed
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
3,573,724 Q1 2007 Annualized
893,431 Q1 2007 Actual
2001
2002
2003
2004
2005
2006
Q1 2007

Source: NASDAQ

BBNK Trading Volume / %



% TSO Traded Annually
OTC Listed
NASDAQ Capital Market Listed
Selected Russell MicroCap Index
NASDAQ Global Market Listed
60%
50%
40%
30%
20%
10%
0%
56.12% Q1 2007 Annualized
2001
2002
2003
2004
2005
2006
Q1 2007

Source: NASDAQ

LOOKING AHEAD

BRIDGE CAPITAL HOLDINGS

Our Focus

1) ORGANIC GROWTH

- Continue disciplined execution of business banking strategy

2) POSITION

- Take Best Advantage of Market-Driven Opportunities

3) CONTINUE TO BE OPPORTUNISTIC

- Attract Top Tier Banking Talent

Significant Market Opportunity

% DEPOSIT MARKET SHARE IN SANTA CLARA COUNTY


25%
20%
15%
10%
5%
0%
19.33%
18.73%
8.13%
6.65%
6.63%
3.52%
2.82%
1.67%
1.16%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank
Announced Sale to WFB 5-4-07

Total SCC Deps ($b)	
'01	$37.1
'02	$38.3
'03	$41.6
'04	$46.6
'05	$49.0
'06	$49.9

= Annual changes in deposit market share, years '01-'06, L to R

Source: FDIC; as of June 30, 2006

BRIDGE CAPITAL HOLDINGS

Why Invest in BBNK?

- Unique value proposition + singular focus on business banking + disciplined execution
- Diversified business lines and low risk exposure
- Attractive headquarters market + opportunistic growth
- Solid track record of organic growth and outperformance of peers
- Excellent asset quality
- Solid financial performance; industry leading net interest margin

BRIDGE CAPITAL HOLDINGS

Thank You



Most Bankers get excited about financial statements.
At Bridge Bank, this is the kind of financial statement that excites us.
"Bridge Bank helped us grow by 27% over the past two years."
BRIDGE BANK
The Smarter Choice in Business Banking.
Santa Clara • San Jose • Palo Alto
Sacramento • San Diego • Fresno
Phone: 1.866.BRDGBNK
www.bridgebank.com



One of the Nation's fastest growing banks
Now Serves fast growing technology companies
BRIDGE BANK
The Smarter Banking Choice for Growing Technology Companies.
Palo Alto, CA 94301
55 Almaden Boulevard
San Jose, CA 95113
www.bridgebank.com